UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2007

MERRILL LYNCH CANADA INC.

[Initial Depositor]
(Translation of registrant’s name into English)

CP HOLDRSSM Deposit Facility
[Issuer with respect to the receipts]

001-16683
[Commission File Number]

BCE Place, Suite 400
181 Bay Street
Toronto, Ontario  M5J2V8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

EXHIBITS

Exhibit 1	Prospectus Supplement Filed Pursuant to Rule No. 424(b)(3) for the Quarter Ended December 31, 2007.

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERRILL LYNCH CANADA INC.

Date: February 12, 2008	By:	/s/ Lynn K. Patterson
	Name:	Lynn K. Patterson
	Title:	President, Head of Global Markets